SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        Thoratec Laboratories Corporation
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   8885175307
                                 (CUSIP Number)


                               David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                              4000 Technology Drive
                              Angleton, Texas 77515
                            Telephone: (409) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)




                                November 16, 1998
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 8885175307

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              Sulzer Intermedics Inc. (then known as Intermedics Inc.)
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[  ]     (a)  __________________________________________________________________

[  ]     (b)  __________________________________________________________________

(3)      SEC Use Only  _________________________________________________________
         _______________________________________________________________________

(4)      Sources of Funds (See Instructions)  __________________________________
         _______________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         _______________________________________________________________________

(6)      Citizenship or Place of Organization Delaware
                                              ----------------------------------

         Number of      (7)    Sole Voting Power   0
         Shares         --------------------------------------------------------
         Beneficially   (8)    Shared Voting Power   0
         Owned by       --------------------------------------------------------
         Each           (9)    Sole Dispositive Power   0
         Reporting      --------------------------------------------------------
         Person        (10)    Shared Dispositive Power   0
         With           --------------------------------------------------------
         ------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 0
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         _______________________________________________________________________
         _______________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11)
         0%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions) CO
                                                     ---------------------------


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                                        2

Item 1.  Securities and Issuer.

         Sulzer Intermedics Inc. (then known as Intermedics Inc.) (the "Reporting Person") hereby amends and supplements its Schedule 13D, originally filed January 6, 1993, relating to the shares of common stock, no par value ("Issuer Common Stock"), of Thoratec Laboratories Corporation, a California corporation (the "Issuer"), with principal executive offices at 6035 Stoneridge Drive, Pleasanton, California 94588.

Item 5.  Interest in Securities of the Issuer.

         As of January 6, 1993, the Reporting Person beneficially owned 6,222,222 shares of Issuer Common Stock representing 13.2% of the outstanding Issuer Common Stock as of such date.

         On June 3, 1996, the Reporting Person's holdings were reduced to 2,074,074 shares of Issuer Common Stock in a 1 for 3 stock split.

         On November 10, 1997, pursuant to a Registration Statement No. 333-39519 on Form S-3 and a Registration Statement No. 333-36685 on Form S-3, the Reporting Person disposed of 1,000,000 shares of Issuer Common Stock in a direct placement for a total consideration of $5,000,000.

         Subsequently, on November 16, 1998, the Reporting Person transferred 1,074,074 shares of Issuer Common Stock to Sulzer Medica USA Inc. As a result of this transaction, the Reporting Person no longer beneficially owns any shares of Issuer Common Stock and the Reporting Person is filing this terminating statement on Schedule 13(d).




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                                        3


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 23, 1998

                                    By: /s/  David S. Wise
                                        ----------------------------------------
                                      Name:  David S. Wise
                                      Title: Secretary